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SECU 10028749 SSION

SEC MAIL PROCESSING RECEIVED MAY 20 2010 WASH. D.C. 193 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Ct, Suite 201 (Address) Miami (City) FL (State) 33186-4582 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kevin D. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City/County of FAIRFAX
Commonwealth/State of VIRGINIA
I hereby certify that the attached document is a true and exact copy of a FORM X17A5 III, presented before me this 11th day of MAY, 19 2010
Notary Public
My commission expires JULY 31, 19 2014
NOTARY # 119670

NORTHWEST FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS:	
Staff bonus accrual	$68,975
Annual leave accrual	36,822
Rep salary payable	19,059
401(k) payable	11,422
Flexible spending payable	6,305
Other accounts payable and accrued liabilities	13,544
Total aggregate indebtedness	$156,127
NET CAPITAL:	
Total member's capital from the statement of financial condition	$1,123,335
Deductions:	
Nonallowable assets:	
Certificates of deposit	527,933
Cash and cash equivalents	124,523
Prepaid assets	41,563
Financial services income receivable	31,791
Other assets	3,142
Total non allowable assets	728,952
Net capital	$394,383
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$10,408
Excess net capital at 1000%	$378,770
Ratio of aggregate indebtedness to net capital	0.40 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

NORTHWEST FINANCIAL GROUP, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group, LLC (the "Company") is a credit union service organization ("CUSO") organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of Northwest Financial, LLC ("NWF"). Northwest Financial, LLC is a wholly owned subsidiary of Northwest Federal Credit Union ("NWFCU").

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i)(the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial Corporation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

CERTIFICATES OF DEPOSIT

Certificates of deposit are with NWFCU which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are generally commissions that have been earned, but not yet received. These receivables are deemed 100% collectible.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is an LLC and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity.